UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-203369

NRG Yield LLC

(Exact name of registrant as specified in its charter)

211 Carnegie Center, Princeton, NJ 08540; 609-524-4500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.375% Senior Notes due 2024
Guarantees related to the 5.375% Senior Notes due 2024

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

* Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of the Company to file reports under Section 15 of the Exchange Act was suspended commencing with the fiscal year beginning January 1, 2016, because the securities were held of record by less than 300 persons as of that date.  The Company intends to continue to file Exchange Act reports with the Commission on a voluntary basis in order to satisfy the reporting covenant in the indenture governing the securities.

Approximate number of holders of record as of the certification or notice date: 163

Pursuant to the requirements of the Securities Exchange Act of 1934, NRG Yield LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NRG YIELD LLC

Date:	January 13, 2016	By:	/s/ Brian E. Curci
Brian E. Curci
Corporate Secretary